UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDED FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933


RECD S.E.C.
DEC - 5 2005
1088

Broadband Communication Services, Inc.
(Exact name of issuer as specified in its charter)

NV
(State or other jurisdiction of incorporation or organization)

716 Springmiller Ct., Arlington, TX 76002
(830) 626-1193
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)


05073461

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8741	20-3167535
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) **the issuer's directors**

Norman Bangle, 716 Springmiller Ct., Arlington, TX 76002
Sandra Karen Ross, 716 Springmiller Ct., Arlington, TX 76002

(b) **the issuer's officers**

Norman Bangle, CEO

Scott Schreibstein, CFO

(c) **the issuer's general partners**

None

(d) **record owners of 5 percent or more of any class of the issuer's equity securities**

Norman Bangle (83%)

(e) **beneficial owners of 5 percent or more of any class of the issuer's equity securities**

Norman Bangle (83%)

(f) **promoters of the issuer**

None

(g) affiliates of the issuer

None

(h) **counsel to the issuer with respect to the proposed offering**

The Business Law Group, Orlando, Florida

(i) **each underwriter with respect to the proposed offering**

None

(j) the underwriter's directors

(k) the underwriter's officers

(l) the underwriter's general partners

(m) counsel to the underwriter.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The following description does NOT apply to issuer:

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

None

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Colorado
Delaware
District of Colombia
Georgia
Idaho
Louisiana
Kentucky
Missouri
Montana
Nevada
New York
Ohio
Pennsylvania
Tennessee
Utah
Washington
Wyoming

Methods: By personal contacts of issuer, its officers, directors, and agents

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer: Broadband Communication Services, Inc.

(2) the title and amount of securities issued: Common Stock approximately 23,660,750 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

Founders shares, exchange shares issued following share exchange transaction for the acquisition of PasTel, and shares issued for services rendered. All valued at par value.

(4) the names and identities of the persons to whom the securities were issued.

Name	Number of Shares
Norman Lohr Bangle, Jr.	18,500,156
Sandra Karen Ross	1,000,000

Scott Schreibstein	500,000
Bill Glasscock	10,000
Kristie Bangle	150,000
Kim Fuller	200,000
Desert Rose Corp Sole	500,000
Joseph Norelli	500,000
Carlton Brooks	50,000
Travis Brooks	100,000
Gayle Jeanne Ross	5,000
Bruce B. Ross	2,500
Aaron Meunier	3,000
Debbie J. Smith	5,000
Pamela S. Valdes	2,000
Stellar Holdings	700,000
Robert R. Rogers	125,000
Lance Gass	2,000
Steve Moon	1,250
Sydney Hestand	2,000
Valerie Baker	10,000
Randy Garren	25,000
Randy Pendergraft	15,000
iVest Investments, LLC	1,000,000
Cristal Investments, LLC	1,250,000
David C. Moore	200,000
Frances Brooks	50,000
John C. Ross, Sr.	5,000
John C. Ross, Jr.	5,000
Rick Goldsmith	50,000
Steven A. Olsen	25,000
Sherry Rosenbaum	1,000
Wesley Stults	5,000
Crescent Venture Partners	300,000
Bailey Hestand	2,000
Heather Bangle	5,000
Loren Garren	5,500
Norma Stults	5,000
Loretta O'Neil	1,000
Kansas PCS, LTD.	20,000
Creative Resources, LLC	200,000

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

None

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2)

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

None

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

None

(2) To stabilize the market for any of the securities to be offered;

None

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

None

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

None

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

None

PART II

OFFERING CIRCULAR MODEL B

Broadband Communication Services, Inc.

716 Springmiller Ct., Arlington, TX 76002
(830) 626-1193

4,250,000 Common Shares(1)

August 30, 2005

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	$1.50	----------	$1.50
Total	$3,000,000(2)	-----------	$2,990,000(2)

(1) Total represents 2,000,000 shares are to be issued and sold directly by the Company at a price of $1.50 per share, from time to time, and 2,250,000 shares of Selling Shareholders valued at a price of $.50 per share.

(2) Representing total of 2,000,000 shares of common stock for sale by the Company under a self-underwriting less estimated expenses of not more than $10,000.

The Company hereby offers on a "best efforts, no minimum basis" (the "Offering"), up to a maximum of 2,000,000 shares of common stock (the "Shares"), $.0001 par value, for a price of $1.50 per Share. The proposed sale to the public will commence on or about October 1, 2005 (or such sooner or later time that this Offering Statement has been reviewed by the SEC) and will terminate no later than April 1, 2006, unless extended by the Company, in its sole discretion, for an additional period of up to 90 Days.

In addition, 2,250,000 shares of common stock held by certain selling shareholders are being qualified for potential resale by such selling shareholders.

The price of the Shares offered hereby has been arbitrarily determined by the Company and does not bear any relationship to the Company's assets, book value, net worth, results of operations or any other recognized criteria of value. For additional information regarding the factors considered in determining the offering price of the Shares and other risks, please see section "Risk Factors" beginning on page 9.

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION

FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Item 3. Summary Information, Risk Factors and Dilution

BBCS is a holding company that, through our operating subsidiary, PasTel, LLC, a Texas limited liability company, provides a wide range of design, development, deployment, integration, and management of communications and information networks domestically and internationally in a variety of industries such as natural gas, cable TV, telephone and electrical construction, and municipal utility projects. Our expertise includes:

- Underground conduit construction;
- Conduit cleaning, rodding, and pulling fiber;
- Directional boring;
- Plowing and trenching;
- Case bore, squeeze bore and box tunneling;
- Manhole construction (including rebuilds, poured and pre-cast); and
- Fiber Splicing.

Risk Factors

1. You might never receive a Return on your Investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment in the Company. There can be no assurance that we will maintain profitable operations. Our ability to implement our business plan is dependent, among other things, on the completion of this Offering, plus additional capital will be required in excess of the proceeds of this Offering. There is no assurance that the Company will be able to raise such additional capital or complete the additional acquisitions we are targeting.

2. The Offering Price of the Shares has been arbitrarily determined. There has been no prior market for our common stock or other securities. We have determined the offering price of the Shares arbitrarily, and this price does not necessarily bear any relationship to our assets, net worth, results of operations, or any established criteria of value. The offering price should not be considered an indication of the actual value of the Shares.

4. We may have challenges managing our growth. Our management team expects to expend significant time and effort in evaluating, developing, completing, and integrating new businesses that we plan to acquire plus new marketing strategies. We can't assure you that our systems, procedures and controls will be adequate to support our operations as they expand. Any future growth also will impose significant added responsibilities on members of senior management, including the need to identify, recruit and integrate new senior level managers and executives. We can't assure you that such additional management will be identified and retained by us. If we are unable to manage our growth efficiently and effectively or are unable to attract and retain additional

qualified management, then there could be a material adverse effect on our financial condition and results of operations.

5. Our Competitors are bigger and better financed. Certain of our competitors are much larger and well established and have significant financing in place for growth. Our primary competitors are well established and better capitalized. They also may have lower overhead cost structures and may, therefore, be able to provide their products and services more efficiently and at lower prices than we can. While we feel we can penetrate a portion of the existing market share of our competitors, we can give no assurance that we will ever be able to secure long-term and profitable customer accounts.

6. We are and will remain under Control By Existing Management And Stockholders. Currently and following the completion of this Offering, Norman Bangle and the other executive officers will beneficially own over 51% of the total outstanding shares of Common Stock in the Company. These persons, if acting in concert, will be able to continue to exercise control over the Company's affairs, to elect the entire Board of Directors, and to control the disposition of any matter submitted to a vote of stockholders.

7. We are Dependent On Key Personnel. We believe that our success will depend on the experience of our key managers and other qualified executive leadership. But we will also need the services of other qualified personnel. Although we intend to enter into an employment agreement with each of our executive officers, we can't assure you that any individual will continue in such capacity for any particular period of time. The loss of key personnel or the inability to hire and retain qualified employees could have an adverse effect on our business, financial condition and results of operations.

8. Our corporate documents provide Certain Anti-Takeover Provisions. Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights and preferences of the shares of any such series without stockholder approval. Any series of preferred stock is likely to be senior to the Common Stock with respect to dividends, liquidation rights and, possibly, voting rights. This ability to issue preferred stock could have the effect of discouraging unsolicited acquisition proposals and other attempts to buy our company.

9. Our Managers have broad discretion in Applying the Proceeds of this offering. Our management team has broad discretion to adjust the application and allocation of the net proceeds of this Offering in order to address changing circumstances and opportunities. Thus, our success will be substantially dependent upon the discretion and judgment of our management team in applying and allocating these net proceeds.

10. We may never Pay Dividends. To date, we have not paid any cash dividends on our common stock. And even if we become profitable in the future, it is likely that we will retain much or all of our future earnings to finance future growth and expansion. Therefore, we do not presently intend to pay any dividends, and it is not likely that we will pay any dividends in the foreseeable future.

11. <u>There has been no prior market for our stock, and there may only be limited ways to transfer your shares</u>. No prior market has existed for our securities, and we can't assure you that a market will develop subsequent to this offering. You must be fully aware of the long-term nature of an investment in the Company. The Shares are being offered and sold pursuant to Regulation A promulgated by the Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state laws. While it is our intent to apply for listing of the Shares for trading on the Over the Counter Pink Sheets Market, we can't assure you that we will be successful in such application or, that if we are successful, that a market for our common stock will ever develop or continue on the Pink Sheets or other exchange, purchasers of Shares will need to bear the economic risk of the investment for an indefinite period of time. Ownership of the Shares must be considered a long-term, non-liquid investment. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account, for long-term investment only, and not with a view towards resale, fractionalization, division, or distribution.

12. <u>There is No Minimum Number of Shares we have to sell in this Offering</u>. We are making this offering on a "best efforts, no minimum basis." What this means is that all the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that subscriptions for the entire Offering will be obtained. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objectives could be adversely affected if the entire offering of Shares is not fully subscribed for.

13. <u>This Memorandum contains Forward-looking Statements</u>. The discussion in this Memorandum regarding the Company and our business and operations includes "forward-looking statements." These statements consist of any statement other than a recitation of historical fact and can be identified by the use of forward-looking terminology such as "may," "expect," "anticipate," "estimate," "intend" or "continue" or the negative version of them, other variations of them, or comparable terminology. You are cautioned that all forward-looking statements are necessarily speculative, and there are certain risks and uncertainties that could cause actual events or results to differ materially from those referred to in such forward-looking statements. We do not have a policy of updating or revising forward-looking statements; thus, it should not be assumed that silence by us over time means that actual events are bearing out as estimated in such forward looking statements.

14. <u>We will Need Additional Capital</u>. We contemplate that we will need to seek additional financing in order to fund growth, acquire target companies, and continuing marketing efforts. We have made no arrangements to obtain future additional financing, and we cannot assure you that such additional funds will be available or that, if available, such additional funds will be on terms acceptable to us.

15. <u>You will suffer Immediate Dilution in value of your shares</u>. After giving effect to the sale of all Shares of Common Stock offered by us in this offering, our existing shareholders will experience an immediate increase in net tangible book value, and purchasers of Common Stock in this offering will experience an immediate dilution in net tangible book value.

16. State Blue Sky registration; potential limitations on resale of the shares. The holders of our shares of common stock and persons who desire to purchase them in any trading market that might develop in the future should be aware that there may be significant state law restrictions upon the ability of investors to resell our securities. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one. It is the intention of our management to seek coverage and publication of information regarding the Company in an accepted publication which permits a "manual exemption." This manual exemption permits a security to be distributed in a particular state without being registered if the company issuing the security has a listing for that security in a securities manual recognized by the state. However, it is not enough for the security to be listed in a recognized manual. The listing entry must contain (1) the names of issuers, officers, and directors, (2) an issuer's balance sheet, and (3) a profit and loss statement for either the fiscal year preceding the balance sheet or for the most recent fiscal year of operations. Furthermore, the manual exemption is a nonissuer exemption restricted to secondary trading transactions, making it unavailable for issuers selling newly issued securities. Most of the accepted manuals are those published in Standard and Poor's, Moody's Investor Service, Fitch's Investment Service, and Best's Insurance Reports, and many states expressly recognize these manuals. A smaller number of states declare that they 'recognize securities manuals' but do not specify the recognized manuals. The following states do not have any provisions and therefore do not expressly recognize the manual exemption: Alabama, Georgia, Illinois, Kentucky, Louisiana, Montana, South Dakota, Tennessee, Vermont and Wisconsin.

17. Sales of a substantial amount our common stock in the future could cause our stock price to fall. Some stockholders hold a substantial number of shares of our common stock that have not yet been sold in the public market. Further, additional shares may become available for sale upon the conversion or redemption of our convertible subordinated note. Sales of a substantial number of shares of our common stock within a short period of time in the future could impair our ability to raise capital through the sale of additional debt or stock and /or cause our stock price to fall.

18. There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop. Although we intend to apply for a listing of our common stock on a national securities exchange or for quotation on a national automated interdealer quotation system when eligible, we may not be successful and it is possible that there will not be any trading market for shares of our common stock. We intend to apply for listing of our common stock on the over-the-counter market known as the "Pink Sheets." If we are able to secure such a listing on the Pink Sheets, the liquidity of our common stock could be impaired, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and coverage by security analysts and the news media, if any, of our company. As a result, prices for shares of our common stock may be lower than might otherwise prevail if our common stock was quoted on the OTC Bulletin Board or the NASDAQ Stock Market or traded on a national securities exchange, like the New York Stock Exchange or American Stock Exchange. Sales of a substantial number of shares of our common stock in the public market, including the shares offered under this memorandum, could lower our stock price and impair our ability to raise funds in new stock offerings.

19. The trading price of our common stock could entail additional regulatory requirements which may negatively affect the trading. If our shares are listed and commence trading on the Pink Sheets, the trading price of our common stock will be below $5.00 per share. As a result of this price level, trading in our common stock would be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These rules require additional disclosure by broker-dealers in connection with any trades generally involving any non-NASDAQ equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Such rules require the delivery, before any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith, and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally institutions). For these types of transactions, the broker-dealer must determine the suitability of the penny stock for the purchaser and receive the purchaser's written consent to the transaction before sale. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our common stock. As a consequence, the market liquidity of our common stock could be severely affected or limited by these regulatory requirements.

Item 4. Plan of Distribution

Offering by the Company

The Shares will be sold by certain employees, officers and directors of the Company. The Offering may be withdrawn, canceled, or terminated by the Company at any time.

Subscription proceeds will be deposited directly with the Company, and no escrow arrangement will be utilized. Such proceeds will be available for immediate use by the Company, subject to rescission rights by certain state residents. No minimum number of Shares must be sold in order for the Company to use subscription funds.

The Company has the right, in its sole discretion, to reject any subscription for any reason whatsoever at any time prior to the termination of the Offering. If the Company does not accept a Subscription, then subscription funds will promptly be refunded to the subscriber, without interest.

Offering by Selling Shareholders

The shares are being registered to permit the selling shareholders and their transferees or other successors in interest to offer the shares for the duration of the Offering by the Company. Selling shareholders are under no obligation to sell all or any portion of their shares. Particular selling shareholders may not have a present intention of selling their shares and may sell less than the number of shares indicated. The following table assumes that the selling shareholders will sell all of their shares.

None of the Selling Shareholders are broker-dealers or affiliates of broker-dealers.

Name of Selling Shareholder	Shares Owned Before Offering	Shares Offered by this Prospectus	Shares Owned After Offering	% Owned After Offering
iVest Investments, LLC, a Colorado limited liability company	1,000,000	1,000,000	1,000,000	4%
Cristal Investments, LLC, a Colorada limited liability company	1,250,000	1,250,000	1,250,000	5%

The shares may be sold or distributed from time to time by the selling stockholders or by pledges, donees or transferees of, or successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals, after the shares are trading, if ever, at market prices prevailing at the time of sale.

Restrictions on Transferability

Prior to this offering, there has been no public market for the common stock of the Company and there can be no assurances that any trading market will develop. Accordingly, there may never be a public resale market for the Shares. The Shares have not been registered under the Securities Act of 1933, as amended, or the laws of any state jurisdiction. Such securities may be sold or otherwise transferred by an investor only if the investor complies with all applicable state and federal securities laws. The Company does not intend to register the Shares.

The availability of Federal and state exemptions and the legality of the offer and sale of the Shares are conditioned upon, among other things, the fact that the purchase of Shares by all investors will be for investment purposes only and not with a view to resale or distribution. Accordingly, each prospective investor will be required to represent in the Subscription Agreement that it is purchasing the Shares for its own account and for the purpose of investment only, not with a view to, or in accordance with, the distribution of sale of the Shares and that it will not sell, pledge, assign or transfer or offer to sell, pledge, assign or transfer any of its Shares without an effective registration statement under the Securities Act, or an exemption therefrom and an opinion of counsel acceptable to the Company that registration under the Securities Act is not required and that the transaction complies with all other applicable Federal and state securities laws.

Item 5.Use of Proceeds to Issuer

The Company shall receive no proceeds from the shares sold by the selling shareholders. The Company will only receive the proceeds of the 2,000,000 shares to be sold in the future directly by the Company. There is no guarantee that the shares will be sold.

The net proceeds to the Company from the proposed sale of the Shares, after the deduction of estimated Offering expenses of $10,000 payable by the Company, are anticipated to be approximately $2,990,000. All proceeds will be used for general working capital purposes and as noted below are intended as follows:

Consolidate Debt	$1,249,500
Equipment Purchases	990,500
Working Capital & Reserve	750,000
Total*	$2,990,000

The company intends to consolidate and retire a short term equipment loan from CNH Capital in the amount of $657,000, Bank One loans of $220,000, Diamond Equipment payable $122,000, American General Financial real estate loans in the amount of $61,500, short term payables for current inventory and normal operational expenses $189,000.

Item 6. Description of Business

We are a holding company that, through our operating subsidiary, PasTel, LLC, a Texas limited liability company, provides a wide range of design, development, deployment, integration, and management of communications and information networks domestically and internationally in a variety of industries such as natural gas, cable TV, telephone and electrical construction, and municipal utility projects. The underground construction industry is predominantly made up of very small operators with only one or two older rigs each and little to no capital reserves. These hard working operators tend to be unsophisticated in business affairs. The operators are geographically dispersed across America but generally focus on work only in their own communities. The underground contracting business is a fragmented industry with only a handful of large players who essentially subcontract to small underground construction firms like PasTel. It is our plan to grow by acquiring select underground construction firms with a solid operating history. By taking this approach, we anticipate acquiring solid business relationships, customers, assets, cash flow, local presence in a particular market, and experienced personnel.

Our expertise includes:

- Underground conduit construction;
- Conduit cleaning, rodding, and pulling fiber;
- Directional boring;
- Plowing and trenching;
- Case bore, squeeze bore and box tunneling;
- Manhole construction (including rebuilds, poured and pre-cast); and
- Fiber Splicing.

The Company's services include the following:

- **Wireline and Wireless Proficiency**

We have successfully built and operated nearly every type of wireless and/or wireline technology on the market. The Company's employees have been designing, deploying and managing wireline and wireless networks for major wireline and wireless service companies (RBOCs, ILECs, and CLECs) in North America for many years.

- **Design & Optimization**

The Company provides a complete range of engineering services including copper, fiber, outside plant, radio frequency and fixed network. Wireless technologies like GSM, CDMA, TDMA, IS-41, System 24, iDEN, UMTS, GPRS, PAS/PHS and EDGE are supported by our engineering group. The Company's experience with other wireless networks such as satellite, broadband, WLAN, and fixed-wireless networks provides the assurance and comfort our customers need in today's competitive environment. We utilize state-of-the-art software and hardware tools to design, plan and optimize each network.

- **Greenfield and Overlay Networks**

We are able to assist in every aspect of a deployment of new and expanding networks and for the implementation of improved/upgraded technology and/or frequency overlays. Menu-driven pricing allows our customers to select the services and products they need, including a total turnkey solution.

- **Existing Networks**

We provide optimization and enhancement services to existing networks, such as outside plant extensions, assignment verification, cable throws and fiber optic testing and associated services.

- **Deployment**

We will self-perform or manage subcontractors in the execution of all tasks in the project. Our managers utilize our extensive database to provide market knowledge about local topography, prime wireless real estate and landlords, zoning atmospheres and jurisdictions, as well as qualifications of local subcontractors.

- **New Site Services**

We also provide new site services, including the following:

  - Search area investigation & candidate submittal
  - Master and site lease negotiation & execution
  - Zoning application, representation, and approval
  - Building permit submittal & approval
  - Architectural and Engineering (A&E) services
  - Environmental compliance (NEPA, SHPO, ESA)
  - Construction management
  - Civil, electrical, tower crew work
  - Utility coordination, provisioning and testing
  - Cell site materials management, warehousing & logistics
  - Equipment engineering & installation

- In-building site construction & installation
- BTS warehousing, delivery & set
- BTS installation, commissioning and testing
- Site integration & acceptance
- Physical Site Surveys
- Lease, Zoning, Permit File Review
- Landlord Notification, Consent, Lease Amendments
- Permit Amendments
- BTS Area Modifications
- Tower/Rooftop Equipment Additions and/or Swaps

- **Network Management**

We offer the following network management services:

- Network & cell site optimization
- Switch facility operations & maintenance
- Base station (cell site) operations and maintenance
- Cell site physical maintenance
- Fixed network operations and maintenance
- Regulatory (FAA/FCC) compliance
- Competitive analysis & benchmarking
- Standards & best practices development and audit
- Hardware & software provisioning
- Site & system audits
- Asset management
- Property management
- Permit renewal
- Tower marketing and management
- Software & hardware upgrades
- Network Operations Center (NOC) design and set-up
- NOC Fault, Configuration, Accounting, Performance & Security Management services

- **Government Network Services**

We are strongly committed to supplying services and products to Federal, State, and local Governments. In many cases, we partner with manufacturers, service companies and integration firms on large projects in the design, development, deployment, integration, and management of communications and information networks domestically and internationally. Our government services division benefits from our past experience with the private telecommunications projects our employees and associates have completed.

The government services division has the same core competency in engineering, integration, and outsourced technical services including Program Management, with a strong focus on homeland security support. Our products and services are designed to support emergency and security initiatives by blending a mixture of physical security, electronic information security and training.

Our clients include the following companies:

MasTec North America, Inc.
TCS Communications, LLC
JC Evans Construction, Inc.
Lano Utilities
Planetary Utilities
Wing T (Hillco Electric)
J&V Communications
City of Keller
Standard Utilities
University of Texas at Arlington
Cleburne Utilities
303 Plumbing
Walker Utilities, Inc.
Cash Construction
Arlington ISD
Sumter Engineering
Dolle Electric
Summit Engineering Design
Henkels & McCoy, Inc.
Evans Utility Group, Inc.
Rodman Companies
BJC Management Co.
SBC Master Contract/DFW Area
Hall-Albert
Lone Star Electric
City of Dalworthington Gardens
Chaparral Communication & Energy LLC
Hernandez Cable Construction
Area Excavation
Vision Comm
Happy Electric
E-Mc7 Electric
Michaels, Inc.
Hal-Tec
Buford Media Group
Advanced Communications

Competition

The underground construction industry is predominantly made up of very small operators with only one or two older rigs each and little to no capital reserves. These hard working operators tend to be unsophisticated in business affairs. The operators are geographically dispersed across America but generally focus on work only in their own communities. The underground contracting business is a fragmented industry with only a handful of large players who essentially subcontract to small underground construction firms like PasTel. It is our plan to grow by acquiring select underground construction firms with a solid operating history. By taking this approach, we anticipate acquiring solid business relationships, customers, assets, cash flow, local presence in a particular market, and experienced personnel.

Marketing Strategy and Competition

Our management team has more than 30 combined years of industry experience and can support projects of any size anywhere in the world. Our customer focus is diverse and our clients are well capitalized. Many of our contracts include 24x7 maintenance support at no extra cost.

Almost every day technology surges forward. Our customers expect us to provide support and have recognized the importance of partnering with a reliable, skilled, professional partner that is a team player. We put our money where our claims are. If we build it, it will work and we guarantee it. We believe in providing the absolute best service and best product consistently.

Project Management is the center of every project and is what enables our project assignment to consistently meet or exceed our customers' expectations. We also offer Project Management as a standalone service. Each project begins with common objectives: Schedule, Cost, Quality, Milestones, Report Procedures, and Client Expectations. Daily reviews further ensure there are no missteps throughout the project timeline. Each project has its own dedicated Project Manager who personally monitors the performance of our teams in the field and provides immediate responsiveness to our clients.

Item 7. Description of Property

The Company's headquarters include approximately 12,000 Square feet of office/warehouse space at 716 Springmiller Court, Arlington, Texas 76002. The property has a mortgage with American General Finance with a remaining balance of about $61,500. The property is owned by the Company. The company leases additional properties at various job sites on a daily, weekly or monthly basis on an as needed basis without long term commitments.

The Company maintains affiliate offices in Massachusetts, California, Oregon, Missouri, Arkansas and Texas on a shared use basis with its clients and prime contractors.

Item 8. Directors, Executive Officers and Significant Employees

Name	Age	Position
Norman Lohr Bangle, Jr.	47	CEO
Sandra K. Ross	47	Director
Scott Schreibstein	50	Executive Vice President and Chief Financial Officer

Norman Lohr Bangle, Jr., CEO, was a Co-Founder and Managing Partner of PasTel LLC and Stellar Holdings, LLC. Mr. Bangle has been involved in wireline and wireless communications for over 20 years. Prior to PasTel and Stellar, Mr. Bangle was the President and Co-founder of Divine Tower International Corporation where he successfully grew the company from 100 employees and revenues of about 17 million dollars to revenues of over 130 million dollars annually and 500 employees. Mr. Bangle held several executive management positions with prominent private and publicly-traded telecommunications firms. Mr. Bangle negotiated the first ever wireless partnership and joint venture contracts with the State of New York and the Commonwealth of Virginia to provide shared resource initiatives. Mr. Bangle was instrumental in the formation of U.S. Intelco Wireless, Inc., a consortium of 450 independent telephone companies, where he formed 11 PCS partnerships and joint ventures that successfully participated in the FCC spectrum auctions. Mr. Bangle has participated as a telecommunications industry expert on internationally syndicated television programs.

Sandra K. Ross, Director, was Co-Founder and Operating Partner of Stellar Holdings, LLC and PasTel LLC. Prior to Stellar and PasTel, Ms. Ross was the Executive Vice President for NetCom Technologies, Inc., a leading provider of turnkey solutions for telecommunications service providers world-wide. Ms. Ross' primary responsibilities were to advise the board of directors on all strategic and tactical initiatives and growth of core business through alliances, acquisitions, joint ventures and to direct all the business development, sales and marketing efforts. Notable accomplishments include building sales from $3 million to $25 million in less than four years by internal growth and negotiating contracts with the result of increasing gross profit from 18% to 30%. Prior to NetCom, Ms. Ross was the Director of the Mayor's Office of Business Development taking responsibility for administering the City of New Orleans' program for economic planning & community development. Ms. Ross served as Co-founder and Board Member of the New Orleans Technology Consortium. Ms. Ross served as Director of External Affairs for Freeman School of Business, Tulane University where she developed and implemented business development and technology transfer strategies.

Scott Schreibstein, Senior Vice President and Chief Financial Officer, is a seasoned business executive with more than 20 years experience in finance, operations and customer service, mostly within the telecommunications and financial services industries. Mr. Schreibstein spent 13 years at Fidelity Investments holding the executive positions of Sr. Vice President and Chief Financial Officer for Fidelity Charitable Services; Vice President managing four regional centers with over 1,000 employees and overseeing customer contact and financial transaction processing centers for Fidelity's industry-leading institutional retirement businesses; Director of Telephone Operations; Assistant Vice President, Telephone Operations Support; and Assistant Vice President, Operations Planning and Analysis. Prior to joining Fidelity, Mr. Schreibstein held a series of financial operations and customer service management positions during an eight-year tenure at MCI Communications Company, with assignments in Washington, D.C., Sacramento, St. Louis and Dallas. He also spent a year as Director, Revenue Requirements for the San Marcos Telephone Company in San Marcos, Texas.

Item 9. Remuneration of Directors and Officers

N. Lohr Bangle, Jr.	CEO	$120,000
Scott A. Schreibstein	CFO	$150,000
Sandra K. Ross	Director	$120,000

Item 10. Security Ownership of Management and Certain Securityholders

Prior to this Offering, the Company had approximately 23,660,750 shares of its Common Stock issued and outstanding. The following table sets forth, as of July 20, 2005, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group.

Name of Beneficial Owner	Shares of Common Stock Owned	Percentage of Ownership Before Offering	After Offering
Norman Lohr Bangle, Jr., CEO 1874 Oak Glen New Braunfels, Texas 78132-3820	19,000,000	82.6%	76%
Sandra K. Ross, Director 23871 Willows Drive, Unit 302 Laguna Hills, CA 92653	1,000,000	4.3%	4%
Scott Schreibstein, EVP 80 Jennifer Drive Wrentham. 02093	500,000	2.2%	2%
Cristal Investments, LLC 201 E. North Avenue Bonifay, FL 32425	1,250,000	5.4%	5%
All officers and directors as a group	20,500,000	89%	82%

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

The following description of the rights and preferences of the Company's capital stock is merely a summary. Each prospective investor should refer to the Company's Articles of Incorporation for a complete description of the Company's capital stock as well as to the applicable statutes of the State of Nevada for a more complete description concerning the rights and liabilities of stockholders.

The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, with a par value of $.0001 per share, of which approximately 23,660,000 shares are issued and outstanding, and 20,000,000 shares of Preferred Stock, with a par value of $.0001 per share, none of which has been issued or is outstanding.

Common Stock

Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. Upon liquidation or dissolution of the Company, whether voluntary or involuntary, holders of shares of Common Stock are to share equally in the assets of the Company available for distribution to stockholders. All outstanding shares of Common Stock are validly authorized and issued, fully paid and nonassessable, and all shares to be sold and issued as contemplated hereby will be validly authorized and issued, fully paid and nonassessable. The Board of Directors is authorized to issue additional shares of Common Stock, not to exceed the amount authorized by the Company's Articles of Incorporation, on such terms and conditions and for such consideration as the Board may deem appropriate without further stockholder action.

Each holder of Common Stock is entitled to one vote per share on all matters on which such stockholders are entitled to vote. Since the shares of Common Stock do not have cumulative voting rights, the holders of more than 50% of the shares voting for the election of directors can elect all the directors if they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any person to the Board of Directors. Norman Lohr Bangle, CEO and Chairman, as the holder of more than 50% of the outstanding shares of Common Stock, has the power to elect all directors.

Holders of the Company's Common Stock are entitled to dividends when, as, and if declared by the Board of Directors out of funds legally available therefor. The Company does not anticipate the declaration or payment of any dividends in the foreseeable future. The Company intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy will be subject to the discretion of the Board of Directors and will be contingent upon future earnings, if any, the Company's financial condition, capital requirements, general business conditions, and other factors. Therefore, there can be no assurance that any dividends of any kind will ever be paid.

Preferred Stock

The Preferred Stock has been authorized as "blank check" preferred stock with such designations, rights, and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval (but subject to applicable government regulatory restrictions), to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Company's Common Stock.

The terms, preferences, limitations and relative rights of the Preferred Stock are as follows:

(a) The Board of Directors is expressly authorized at any time and from time to time to provide for the issuance of shares of Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, preferences and relative participating, optional or other special rights, qualifications, limitations or restrictions, as shall be fixed and determined in the resolution or resolutions providing for the issuance thereof adopted by the Board of Directors, and as are not stated and expressed in these Articles of Incorporation or any amendment hereto, **including (but without limiting the generality of the foregoing) the following:**

(i) the distinctive designation of such series and the number of shares which shall constitute such series, which number may be increased (except where otherwise provided by the Board of Directors in creating such series) or decreased (but not below the number of shares thereof then outstanding) from time to time by resolution by the Board of Directors;

(ii) the rate of dividends payable on shares of such series, the times of payment, whether dividends shall be cumulative, the conditions upon which and the date from which such dividends shall be cumulative;

(iii) whether shares of such series can be redeemed, the time or times when, and the price or prices at which shares of such series shall be redeemable, the redemption price, terms and conditions of redemption, and the sinking fund provisions, if any, for the purchase or redemption of such shares;

(iv) the amount payable on shares of such series and the rights of holders of such shares in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the corporation;

(v) the rights, if any, of the holders of shares of such series to convert such shares into, or exchange such shares for, shares of Common Stock or shares of any other class or series of Preferred Stock and the terms and conditions of such conversion or exchange; and

(vi) the rights, if any, of the holders of shares of such series to vote.

(b) Except in respect of the relative rights and preferences that may be provided by the Board of Directors as hereinbefore provided, all shares of Preferred Stock shall be of equal rank and shall be identical, and each share of a series shall be identical in all respects with the other shares of the same series.

Part F/S

Financial Statements

Broadband Communication Services, Inc.
Consolidated Income Statement (unaudited)
For the Year Ended 12/31/2003

Revenue:		
Gross Sales		$657,341.82
Less: Sales Returns and Allowances		$0.00
Net Sales		$657,341.82
Cost of Goods Sold:		
Beginning Materials	$0.00	
Add: Purchases	$178,696.60	
Direct Labor	$0.00	
Indirect Expenses	$0.00	
Cost of Goods Sold		$178,696.60
Gross Profit (Loss)		$478,645.22
Expenses:		
Advertising	$0.00	
Amortization	$0.00	
Bad Debts	$192,024.01	
Bank Charges	$104.89	
Bank One/Long Term Liability	$44,677.68	
Charitable Contributions	$239.00	
Commissions	$0.00	
Contract Labor	$10,438.19	
Credit Card Fees	$0.00	
Delivery Expenses	$666.92	
Depreciation	$161,012.00	
Dues and Subscriptions	$2,922.11	
Insurance	$8,334.52	
Interest	$13,846.35	
Maintenance	$22,513.96	
Miscellaneous	$1,886.19	
Office Expenses	$8,139.41	
Operating Supplies	$27,951.90	
Payroll Taxes	$2,772.21	
Permits and Licenses	$925.00	
Postage	$456.00	
Professional Fees	$9,500.88	
Property Taxes	$0.00	
Rent	$21,577.30	
Repairs	$41,586.86	
Telephone	$6,965.45	
Travel	$51.13	
Utilities	$5,921.97	
Vehicle Expenses	$56,986.37	
Wages	$91,441.69	
Total Expenses		$732,941.99
Net Operating Income		-$254,296.77
Other Income:		
Gain (Loss) on Sale of Assets	$3,500.00	
Interest Income	$0.00	
Total Other Income		$3,500.00
Net Income (Loss)		-$250,796.77

Broadband Communication Services, Inc.

Consolidated Income Statement (unaudited)

For the Year Ended 12/31/2004

Revenue:		
Gross Sales		$1,348,727.00
Less: Sales Returns and Allowances		$0.00
Net Sales		$1,348,727.00
Cost of Goods Sold:		
Beginning Materials	$23,000.00	
Add: Purchases	$363,000.00	
Direct Labor	$32,000.00	
Indirect Expenses	$44,000.00	
Cost of Goods Sold		$462,000.00
Gross Profit (Loss)		$886,727.00
Expenses:		
Advertising	$0.00	
Amortization	$0.00	
Bad Debts	$2,074.50	
Bank Charges	$2,432.11	
Long Term Liabilities	$49,715.66	
Charitable Contributions	$105.00	
Commissions	$0.00	
Contract Labor	$68,989.00	
Credit Card Fees	$2,200.00	
Delivery Expenses	$183.63	
Depreciation	$214,848.00	
Dues and Subscriptions	$1,476.30	
Insurance	$52,000.00	
Interest	$7,303.00	
Maintenance	$24,000.00	
Miscellaneous	$537.39	
Office Expenses	$156.55	
Operating Supplies	$20,121.00	
Payroll Taxes	$7,280.09	
Permits and Licenses	$150.00	
Postage	$777.00	
Professional Fees	$20,123.00	
Property Taxes	$0.00	
Rent	$44,089.00	
Repairs	$57,878.00	
Telephone	$5,645.00	
Travel	$53.38	
Utilities	$6,616.43	
Vehicle Expenses	$65,776.00	
Wages	$249,308.00	
Total Expenses		$903,838.04
Net Operating Income		-$17,111.04

Broadband Communication Services, Inc.

Consolidated Income Statement (unaudited)

For the Year Ended 12/31/2004 (continued)

Other Income:		
Gain (Loss) on Sale of Assets	$0.00	
Interest Income	$0.00	
Total Other Income		$0.00
Net Income (Loss)		-$17,111.04

BROADBAND COMMUNICATION SERVICES, INC.
CONSOLIDATED BALANCE SHEET
September 30, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	19,138
Accounts receivable		175,544
Total current assets		194,682
FIXED ASSETS		
Vehicles and equipment		2,821,347
(less accumulated depreciation)		(1,461,940)
Total fixed assets		1,359,407
TOTAL ASSETS	$	1,554,089

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	69,379
Accrued payroll		121,203
Taxes payable		89,000
Notes payable		35,583
Total current liabilities		315,164
LONG TERM LIABILITIES		
Long-term debt		1,226,383
TOTAL LIABILITIES	$	1,541,547
SHAREHOLDERS' EQUITY		
Common stock, $0001 par value; 200,000,000 shares authorized, 23,660,750 shares issued and outstanding	$	2,366
Owners' Capital		1,991,671
Retained earnings		(1,981,495)
TOTAL EQUITY		12,542
TOTAL LIABILITIES AND OWNERS' DEFICIT	$	1,554,089

The accompanying footnotes are an integral part of the financial statements

BROADBAND COMMUNICATION SERVICES, INC.
STATEMENT OF OPERATIONS
For the nine months ended September 30, 2005

REVENUES	$	1,006,732
EXPENSES		
Bank Charges	$	1,092
Bond Expense		983
Contract Labor		316,161
Contributions		500
Dues and Subscriptions		576
Insurance		38,528
Income Taxes		89,000
Maintenance		9,214
Miscellaneous		990
Office Expenses		3,915
Operating Supplies		20,620
Payroll Taxes		25,573
Postage		1,180
Professional Fees		7,055
Rent		32,578
Repairs		22,351
Telephone		12,670
Travel		33,823
Utilities		4,190
Vehicle Expenses		144,818
Wages		328,550
Total General and Administrative Expenses	$	1,094,366
Depreciation	$	247,205
Income/(loss) from operations	$	(334,840)
Interest Expense	$	19,362
Net Operating Income/(Loss)	$	(354,202)
Loss per share - basic and diluted	$	(0.01)
Weighted average shares outstanding - basic and diluted		23,660,750

The accompanying footnotes are an integral part of the financial statements

BROADBAND COMMUNICATION SERVICES, INC.
STATEMENT OF CASH FLOWS
For the nine months ended September 30, 2005

Cash flows from operating activities:		
Net income/(loss)	$	(354,202)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation		247,205
Change in accrued expense		257,867
Net cash provided/(used) by operating activities	$	150,870
Cash flows from investing activities		
Cash paid for purchase of capital assets		(1,291,709)
Net cash provided/(used) in investing activities	$	(1,291,709)
Cash flows from financing activities		
Cash received from long-term borrowings		1,126,436
Cash received from short-term borrowings		127,500
Cash paid to retire long-term debt		(81,161)
Cash paid to retire short-term debt		(19,655)
Net cash provided/(used) in financing activities	$	1,153,120
Net (decrease) increase in cash and cash equivalents	$	12,281
Cash and cash equivalents, at beginning of period	$	6,857
Cash and cash equivalents, at end of period	$	19,138

The accompanying footnotes are an integral part of the financial statements

PASTEL LLC
BALANCE SHEET
September 30, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	3,261
Accounts receivable		73,068
Total current assets		76,329
FIXED ASSETS		
Vehicles and equipment		1,291,709
(less accumulated depreciation)		(149,834)
Total fixed assets		1,141,875
TOTAL ASSETS	$	1,218,204

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	46,213
Accrued payroll		117,970
Taxes payable		-
Notes payable		35,583
Total current liabilities		199,766
LONG TERM LIABILITIES		
Long-term debt		1,126,436
TOTAL LIABILITIES	$	1,326,202
OWNERS' EQUITY		
Owners' Capital	$	100,426
Retained earnings		(208,424)
TOTAL EQUITY		(107,998)
TOTAL LIABILITIES AND OWNERS' DEFICIT	$	1,218,204

The accompanying footnotes are an integral part of the financial statements

PASTEL LLC
STATEMENT OF OPERATIONS
For the nine months ended September 30, 2005

REVENUES	$	613,779
EXPENSES		
Bank Charges	$	131
Bond Expense		-
Contract Labor		237,893
Contributions		-
Dues and Subscriptions		-
Insurance		25,448
Income Taxes		-
Maintenance		9,214
Miscellaneous		189
Office Expenses		2,230
Operating Supplies		5,184
Payroll Taxes		12,780
Postage		718
Professional Fees		5,950
Rent		9,215
Repairs		7,080
Telephone		5,130
Travel		24,088
Utilities		1,005
Vehicle Expenses		88,242
Wages		223,073
Total General and Administrative Expenses	$	657,571
Depreciation	$	149,834
Income/(loss) from operations	$	(193,625)
Interest Expense	$	14,799
Net Operating Income/(Loss)	$	(208,424)

The accompanying footnotes are an integral part of the financial statements

PASTEL LLC
STATEMENT OF CASH FLOWS
For the nine months ended September 30, 2005

Cash flows from operating activities:		
Net income/(loss)	$	(208,424)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation		149,834
Change in accrued expense		164,183
Net cash provided/(used) by operating activities	$	105,592
Cash flows from investing activities		
Cash paid for purchase of capital assets		(1,291,709)
Net cash provided/(used) in investing activities	$	(1,291,709)
Cash flows from financing activities		
Cash received from long-term borrowings		1,126,436
Cash received from short-term borrowings		127,500
Cash paid to retire long-term debt		(44,903)
Cash paid to retire short-term debt		(19,655)
Net cash provided/(used) in financing activities	$	1,189,378
Net (decrease) increase in cash and cash equivalents	$	3,261
Cash and cash equivalents, at beginning of period	$	-
Cash and cash equivalents, at end of period	$	3,261

The accompanying footnotes are an integral part of the financial statements

PRECISION UNDERGROUND BORING, INC.
BALANCE SHEET
September 30, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	15,877
Accounts receivable		102,476
Total current assets		118,353
FIXED ASSETS		
Vehicles and equipment		1,529,638
(less accumulated depreciation)		(1,312,106)
Total fixed assets		217,532
TOTAL ASSETS	$	335,885

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	23,166
Accrued payroll		3,233
Taxes payable		89,000
Notes payable		-
Total current liabilities		115,398
LONG TERM LIABILITIES		
Long-term debt		99,947
TOTAL LIABILITIES	$	215,345
OWNERS' EQUITY		
Owners' Capital	$	1,893,611
Retained earnings		(1,773,071)
TOTAL EQUITY	$	120,540
TOTAL LIABILITIES AND OWNERS' DEFICIT	$	335,885

The accompanying footnotes are an integral part of the financial statements

PRECISION UNDERGROUND BORING, INC.
STATEMENT OF OPERATIONS
For the nine months ended September 30, 2005

REVENUES	$	392,953
EXPENSES		
Bank Charges	$	961
Bond Expense		983
Contract Labor		78,268
Contributions		500
Dues and Subscriptions		576
Insurance		13,080
Income Taxes		89,000
Maintenance		-
Miscellaneous		800
Office Expenses		1,685
Operating Supplies		15,437
Payroll Taxes		12,793
Postage		461
Professional Fees		1,105
Rent		23,363
Repairs		15,271
Telephone		7,540
Travel		9,735
Utilities		3,185
Vehicle Expenses		56,575
Wages		105,477
Total General and Administrative Expenses	$	436,796
Depreciation	$	97,371
Income/(loss) from operations	$	(141,214)
Interest Expense	$	4,563
Net Operating Income/(Loss)	$	(145,777)

The accompanying footnotes are an integral part of the financial statements

PRECISION UNDERGROUND BORING, INC.
STATEMENT OF CASH FLOWS
For the nine months ended September 30, 2005

Cash flows from operating activities:		
Net income/(loss)	$	(145,777)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation		97,371
Change in accrued expense		93,684
Net cash provided/(used) by operating activities	$	45,278
Cash flows from investing activities		
Cash paid for purchase of capital assets		-
Net cash provided/(used) in investing activities	$	-
Cash flows from financing activities		
Cash received from long-term borrowings	$	-
Cash paid to retire long-term debt		(36,258)
Net cash provided/(used) in financing activities	$	(36,258)
Net (decrease) increase in cash and cash equivalents	$	9,020
Cash and cash equivalents, at beginning of period	$	6,857
Cash and cash equivalents, at end of period	$	15,877

The accompanying footnotes are an integral part of the financial statements

PRECISION UNDERGROUND BORING, INC.
BALANCE SHEET
December 31, 2004

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	6,857
Accounts receivable		156,978
Total current assets		163,834
FIXED ASSETS		
Vehicles and equipment		1,529,638
(less accumulated depreciation)		(1,214,735)
Total fixed assets		314,903
TOTAL ASSETS	$	478,737

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses		120,217
Accrued payroll		3,733
Notes payable		-
Total current liabilities		123,949
LONG TERM LIABILITIES		
Long-term debt		136,406
TOTAL LIABILITIES	$	260,355
OWNERS' EQUITY		
Owners' Capital	$	1,882,135
Retained earnings		(1,663,753)
TOTAL EQUITY	$	218,382
TOTAL LIABILITIES AND OWNERS' DEFICIT	$	478,737

The accompanying footnotes are an integral part of the financial statements

PRECISION UNDERGROUND BORING, INC.
STATEMENT OF OPERATIONS
For the twelve months ended December 31, 2004

REVENUES	$	845,227
EXPENSES		
Bank Charges	$	2,432
Bond Expense		-
Contract Labor		33,278
Contributions		105
Dues and Subscriptions		1,476
Insurance		22,883
Maintenance		-
Miscellaneous		2,495
Office Expenses		157
Operating Supplies		296,652
Payroll Taxes		7,280
Postage		500
Professional Fees		12,710
Rent		23,971
Repairs		43,623
Telephone		2,206
Travel		16,533
Utilities		4,615
Vehicle Expenses		95,493
Wages		184,409
Total General and Administrative Expenses	$	750,819
Depreciation	$	162,285
Income/(loss) from operations	$	(67,876)
Interest Expense		7,508
Net Operating Income/(Loss)	$	(75,384)

The accompanying footnotes are an integral part of the financial statements

PRECISION UNDERGROUND BORING, INC.
STATEMENT OF CASH FLOWS
For the twelve months ended December 31, 2004

Cash flows from operating activities:		
Net income/(loss)	$	(75,384)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation		162,285
Change in accrued expense		(24,647)
Net cash provided/(used) by operating activities	$	62,254
Cash flows from investing activities		
Cash paid for purchase of capital assets		(12,000)
Net cash provided/(used) in investing activities	$	(12,000)
Cash flows from financing activities		
Cash received from long-term borrowings	$	-
Cash paid to retire long-term debt		(46,511)
Net cash provided/(used) in financing activities	$	(46,511)
Net (decrease) increase in cash and cash equivalents	$	3,743
Cash and cash equivalents, at beginning of period	$	3,114
Cash and cash equivalents, at end of period	$	6,857

The accompanying footnotes are an integral part of the financial statements

BROADBAND COMMUNICATION SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS & ORGANIZATION

Broadband Communication Services, Inc. (BBCS) is a holding company that, through its operating subsidiaries, PasTel, LLC, a Texas limited liability company, and Precision Underground Boring, Inc, a Texas corporation, provides a wide range of design, development, deployment, integration, and management of communications and information networks domestically and internationally in such industries as natural gas, cable TV, telephone and electrical construction, and municipal utility projects.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities in the balance sheet, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses in the income statement. Actual results could differ from those estimates. When additional information becomes available or actual amounts become determinable, the recorded estimates are revised and reflected in operating results.

BBCS' significant accounting policies are as follows:

Cash and Cash Equivalents - BBCS considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition –BBCS recognizes revenue upon completion of work sufficient to render an invoice to client.

Income Taxes – BBCS has incurred no liability for income taxes, as it has operated at a net loss since inception. Its subsidiaries recognize, where applicable, deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered.

Earnings Per Share - Basic and diluted net income or (loss) per share calculations are presented in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, and are calculated on the basis of the weighted average number of common shares outstanding during the period. They include the dilutive effect of common stock equivalents in years with net income. Basic and diluted loss per share is the same due to the absence of common stock equivalents.

Vehicles & Equipment – Vehicles and equipment are stated at cost. BBCS provides for depreciation using the straight-line method over the estimated useful lives as follows:

Furniture and equipment	5 years
Vehicles	5 years

Stock Compensation - BBCS periodically issues shares of common stock to its employees, directors and non-employees in exchange for services provided. As common stock has not been approved for trading, the value of the shares is equal to the par of $.0001 per share until such time it is approved for trading, after which the value of the shares will be at the quoted market price on either the date an agreement to issue the shares is signed or the date the director approves the issuance. At this time, BBCS offers no employee stock option, purchase or regular ownership plans.

Recently Issued Accounting Pronouncements - BBCS does not expect the adoption of recently issued accounting pronouncements to have a significant effect on BBCS' results of operations, financial position or cash flow.

NOTE 2 - GOING CONCERN

As indicated in the accompanying financial statements, BBCS has incurred significant losses from operations. These conditions raise substantial doubt as to BBCS' ability to continue as a going concern. Management is trying to raise additional capital through sales of its common stock and is seeking financing from third parties. The financial statements do not include any adjustments that might be necessary if BBCS is unable to continue as a going concern.

NOTE 3 - RELATED PARTY TRANSACTIONS

On January 2, 2005, PasTel entered into a promissory note with Norman L. Bangle, Jr., President and CEO of BBCS, for the purchase of vehicles and operating equipment, in the amount of $480,075 with an annual interest rate of 3%. The note matures on December 31, 2009, with interest payments deferred until January 1, 2008. Bangle currently owns 18,500,156 shares of BBCS common stock.

On January 2, 2005, PasTel entered into a promissory note with Stellar Holdings, LLC, for operating capital, in the amount of $127,500. The note bears no interest and matures on December 31, 2007. A BBCS officer is a minority shareholder in Stellar Holdings. Stellar currently owns 700,000 shares of BBCS common stock.

NOTE 4 - NOTES PAYABLE & LONG-TERM DEBT

On July 21, 2005, PasTel entered into a promissory note with CNH Capital for the purchase of operating equipment, in the amount of $539,457. The note matures on July 28, 2010.

On October 17, 2002, Precision Underground entered into a promissory note with BankOne for the purchase of operating equipment and debt consolidation, in the amount of $208,000. The note matures on October 15, 2007.

NOTE 5 - CAPITAL STOCK

BBCS is authorized to issue 200 million shares of common stock at a par value of $.0001 and 20 million shares of preferred stock at a par value of $.0001. Approximately 23.7 MILLION shares of common stock have been issued and are outstanding. No shares of preferred stock have been offered for sale, and none are outstanding as of September 30, 2005.

NOTE 6 - INCOME TAXES

For the period ended September 30, 2005, sustained net operating losses of $265,202 for income tax purposes, which generated deferred tax assets of $92,820. These losses can be used to offset future taxable income earned through September 30, 2025.

At this time, management believes that BBCS is not likely to generate sufficient taxable income to utilize the carry-forwards and has established a full valuation allowance against the deferred tax assets.

Deferred tax assets	$92,820
Less: valuation allowance	(92,820)
Net deferred taxes	$ --

BBCS' effective tax rate is equal to the statutory rate of 35%.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Precision has an outstanding balance due the IRS of approximately $89,000, representing penalty and interest resulting from the incorrect preparation of Form 941 Employer's Quarterly Federal Tax Return, Form 940 Employer's Annual Federal Unemployment (FUTA) Tax Return, and forms W-2 Wage and Tax Statements for 2002. Corrected forms have been submitted to the IRS and, when processed, and the resultant decreases to tax are made, Precision management expects the penalty and interest assessments to be adjusted, accordingly, resulting in a reduction of the amount due. Precision management has further submitted an Offer in Compromise to the IRS in the amount of $20,000. These documents are currently under review and consideration. The IRS has assessed a tax lien for approximately $39,000. This lien will be released upon one of the following:

- Payment of the $89,000;
- Upon acceptance of the Offer in Compromise; or.
- The processing of corrected Form(s) 940 & 941.

Precision has entered an income tax expense accrual for the full $89,000 currently outstanding.

NOTE 8 – CONCENTRATIONS

Three clients, Hal-Tec Corporation, Mas-Tec, Inc., and Sumter Engineering account for a total of 46% of revenues through September 30, 2005.

PART III — EXHIBITS

Item 1. Index to Exhibits

Item 2. Description of Exhibits

2.1 State of Nevada Corporate Charter, dated July 15, 2005.
2.2 State of Nevada Certified Articles of Incorporation, dated July 15, 2005.
2.3 Corporate Bylaws, dated July 20, 2005.

6.1 Employment Contracts for all directors and employees
11 Legal Opinion of The Business Law Group, dated as of December 1, 2005

Signature page to follow

Exhibit 11

THE BUSINESS LAW GROUP
Securities and Corporate Law
Corporate Finance

December 1, 2005

Board of Directors
Broadband Communication Services, Inc.

Re: Form 1-A Offering Statement

Ladies and Gentlemen:

We have acted as special securities counsel to Broadband Communication Services, Inc. (the "Company"), in connection with the preparation and filing of a Offering Statement on Form 1-A (the "Offering Statement"), covering of up to 4,250,000 shares of the Company's common stock, $.0001 par value per share (the "Shares"), offered under Regulation A, 17 CFR 230.251, *et seq.* As such, we have examined the Offering Statement and such other documents of the Company, as we deemed appropriate under the circumstances.

Based upon the foregoing, and assuming that the Shares will be offered as set forth in the Offering Statement, after the Offering Statement has been qualified, and that there will be full compliance with all applicable securities laws involved under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, Regulation A and other rules and regulations promulgated pursuant to said Acts, and in those states in which the Shares may be offered and sold, we are of the opinion that, upon issuance of the Shares according to the Offering Statement and receipt of the consideration to be paid for the Shares, the Shares will be validly issued, fully paid and non-assessable shares of Common Stock of the Company. This opinion does not cover any matters related to any re-offer or re-sale of the Shares, once issued as described in the Offering Statement.

This opinion is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. This opinion is based on our knowledge of the law and facts as of the date hereof.

Very truly yours,



The Business Law Group

255 S. Orange Avenue • Suite 1201 • Orlando, Florida 32801-3465
Phone (407) 835-1234 • Fax (407) 425-0032

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Texas, on December 1, 2005.

Broadband Communication Services, Inc.

By : Norm Bangle, Jr. (Date) 12-01-05

Norman Lohr Bangle, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

____________________ (Date) __________

Scott Schreibstein, Executive Vice President and CFO

Sandra K Ross (Date) 12/1/05

Sandra K. Ross, Director

JB Gl (Date) 12/1/05

J. Bennett Grocock, P.A, Legal Counsel

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Arlington, State of Texas, on December 1, 2005 .

Broadband Communication Services, Inc.

By :

_______________________________ (Date) _______________________

Norman Lohr Bangle, CEO

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



_______________________________ (Date) Dec 1, 2005

Scott Schreibstein, Executive Vice President & CFO

_______________________________ (Date) _______________________

Sandra K. Ross, Director

_______________________________ (Date) _______________________

J. Bennett Grocock, P.A, Legal Counsel